SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First Financial Holdings, Inc. Sharing Thrift Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2001 and 2000

with

Report of Independent Auditors

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2001 AND 2000

CONTENTS

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants

409 King Street, First Floor
Charleston, SC 29403
Tel. (843) 577-0414
Fax (843) 577-0428

Report of Independent Auditors

The Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MCLAIN, MOISE & ASSOCIATES, PC

June 25, 2002

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2001	**2000**
Assets:		
Investments, at fair value	$ 42,362,628	$ 36,825,961
Employer contributions receivable	570,444	362,348
Due from broker from securities sales	194,164	-
Loans receivable from participants	460,703	401,355
Net assets available for benefits	**$ 43,587,939**	**$ 37,589,664**

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31, | |
	2001	2000
Additions to net assets attributable to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 3,077,939	$ 2,216,959
Interest and dividends	1,248,707	1,727,750
Total investment income (loss)	4,326,646	3,944,709
Contributions:		
Participants	1,800,502	1,575,505
Employer match	939,388	804,303
Employer profit sharing	1,286,779	1,015,593
Total contributions	4,026,669	3,395,401
Total additions	8,353,315	7,340,110
Deductions from net assets attributable to:		
Benefits and withdrawals paid to participants	2,310,679	1,830,680
Administrative fees	44,361	32,355
Total deductions	2,355,040	1,863,035
Net increase (decrease)	**5,998,275**	**5,477,075**
Net assets available for benefits:		
Beginning of year	37,589,664	32,112,589
End of year	**$ 43,587,939**	**$ 37,589,664**

See accompanying notes to financial statements.

1. **Description of Plan**

   The following description of First Financial Holdings, Inc. (the "Company") Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), Peoples Federal Savings and Loan Association in Conway, South Carolina (Peoples Federal), First Southeast Insurance Services, Inc. (insurance companies) and various subsidiaries of these entities.

   The Plan is administered by a Committee of Trustees appointed by the Company's Board of Directors. The Committee contracts with an outside service organization for certain participant account record-keeping and administrative services.

   A. **General**

      The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees may begin making tax-deferred contributions on the first entry date following employment. Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B. **Contributions**

      The Plan permits eligible participants to contribute a maximum of 15% of their annual compensation (further limited for highly compensated employees), up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service.

      The Company matches part or all of the participant's tax-deferred contributions up to 5% of the participant's defined base compensation and makes a profit sharing contribution up to 6% of the participant's defined base compensation. Company contributions are made quarterly. The percentage for the Company's matching and profit sharing contributions is based on the annualized return on equity as of the beginning of the quarter as follows:

1. **Description of Plan** continued

   B. **Contributions** continued

Return on Equity	Match and Profit Sharing Percentages
Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

   Separate rates of return on equity for the year 2000 and the first and second calendar quarters of 2001 were determined for 1) First Federal, which was applied to the First Federal, First Financial Holdings and FSIS employees, and 2) Peoples Federal, which was applied to the employees of Peoples Federal, Investors Savings Bank of S.C. and the insurance companies. Beginning July 1, 2001 the Plan was amended to provide for a separate rate of return on equity for the employees of the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the insurance companies.

   The Plan currently provides that regardless of the return on equity, each eligible employee will receive a profit sharing contribution equal to at least 1% of their base compensation on an annual basis. However, profit sharing contributions can be changed in amount or suspended at any time.

   C. **Participant Accounts**

   Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   D. **Vesting**

   The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon their earlier death, disability or retirement at age 65 or older.

1.   **Description of Plan** continued

E.   **Investment Options**

Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in the following funds:

Participant-directed funds:

- The Balanced Equity Fund is a managed mutual fund invested in a combination of equity, debt and money market issues. The Fidelity Asset Manager Fund comprises the Balanced Equity Fund.

- The Fixed Income Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the Subsidiaries.

- The Stock Fund invests in common stock of First Financial Holdings, Inc. Contributions may be temporarily held in cash or other fixed income funds, if stock is not immediately available for purchase by the Plan. Investments in the Stock Fund are generally not available for transfer to other investment options. Upon a participant attaining 10 years of service and 50 years of age, a one-time transfer is permitted of amounts held in their Stock Fund to other investment funds options. In the event of this transfer, a twelve month waiting period applies for further investments in the Stock Fund.

- The Growth Equity Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. The Growth Equity Fund was invested in the Fidelity Value Fund and Fidelity Aggressive Growth Fund.

- The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. The Bond Fund was invested in the Fidelity Intermediate Bond Fund.

- The Spartan U.S. Equity Index Fund invests at least 80% of its assets in stocks of companies that compose the Standard & Poor 500 Index (S&P 500 Index). The fund seeks to match the total return of the S&P 500 Index. This fund became an investment option during 2000.

- The six Fidelity Freedom Funds are invested in other Fidelity Funds and provide a range of investment options with greater conservatism near retirement age.

Participants were able to change their investment options monthly.

Nonparticipant-directed funds: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc. Prior to 1987, matching contributions were participant directed.

6

1. **Description of Plan** continued

   F. **Loans Receivable from Participants**

   Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. In addition, the amounts invested in the Stock Fund are not available for borrowing.

   G. **Benefits and Withdrawals**

   On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

   A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

2. **Summary of Accounting Policies**

   A. **Basis of Accounting**

   The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   B. **Investment Valuation and Income Recognition**

   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the average of the bid and asked quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   C. **Payment of Benefits and Withdrawals**

   Benefits are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

3.   **Investments**

Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or Subsidiaries. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments at December 31, 2001 and 2000, were as follows:

| | December 31, | |
	2001	2000
Cash demand deposits held by:		
First Financial Holdings, Inc.	$ 163,011	$ 379,492
Mutual Funds:		
Fidelity Asset Manager Fund	5,314,746	5,842,690
Fidelity Aggressive Growth Fund	918,965	977,657
Fidelity Intermediate Bond Fund	884,486	409,075
Fidelity Value Fund	4,529,416	4,143,443
Fidelity Freedom Fund	56,234	49,509
Fidelity Freedom 2000	33,597	26,113
Fidelity Freedom 2010	456,457	359,820
Fidelity Freedom 2020	635,451	633,851
Fidelity Freedom 2030	1,008,687	953,811
Fidelity Freedom 2040	20,174	-
Spartan U.S. Equity Index Fund	2,157,283	2,213,853
Certificates of deposit accounts:		
First Federal or Peoples Federal	3,289,626	2,609,626
Equity securities:		
First Financial Holdings, Inc.,		
common stock	22,894,495	18,227,021
Total investments	$ 42,362,628	$ 36,825,961

Certificates of deposit at December 31, 2001 consisted of amounts on deposit with the sponsor with interest rates ranging from 2.6% to 6.75%, with original maturities of nine months to five years.

3. **Investments** continued

The Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	
	2001	2000
Mutual funds:		
Fidelity Asset Manager Fund	$ (454,021)	$ (667,875)
Fidelity Aggressive Growth Fund	(524,153)	(471,294)
Fidelity Intermediate Bond Fund	(8,218)	9,886
Fidelity Value Fund	454,020	184,897
Fidelity Freedom Fund	(1,129)	(835)
Fidelity Freedom 2000	(755)	(1,951)
Fidelity Freedom 2010	(35,623)	(27,454)
Fidelity Freedom 2020	(87,146)	(54,166)
Fidelity Freedom 2030	(165,414)	(95,720)
Fidelity Freedom 2040	(236)	-
Spartan U.S. Equity Index Fund	(290,790)	(116,463)
Total mutual funds	(1,113,465)	(1,240,975)
Common stock of sponsor	4,191,404	3,457,934
Net appreciation of investments	$ 3,077,939	$ 2,216,959

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

The investments of the Stock Fund on the Statements of Net Assets Available for Benefits, include certain invested cash to be used for future purchases of equity securities.

4. **Nonparticipant-Directed Investments**

Information about net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

4.   **Nonparticipant-Directed Investments** continued

	December 31,	
	2001	2000
Net Assets:		
Investments:		
Common stock	$ 10,953,203	$ 8,379,772
Cash	25,726	221,815
Contributions receivable	226,284	146,298
	$ 11,205,213	$ 8,747,885

	Year Ended December 31,	
	2001	2000
Changes in Net Assets:		
Contributions	$ 939,388	$ 771,440
Dividends	212,118	232,817
Net appreciation (depreciation)	2,034,889	1,614,709
Benefits and withdrawals paid to participants	(729,748)	(391,062)
	$ 2,456,647	$ 2,227,904

5.   **Contributions**

The Subsidiaries' quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.

	2001	2000
Employer matching contributions:		
First Federal	5.00%	4.38%
Peoples Federal	2.81%	3.44%
First Financial Holdings and First Southeast Investors	4.69%	4.38%
Insurance companies	3.75%	3.44%
Employer profit sharing contributions:		
First Federal	6.00%	5.25%
Peoples Federal	3.38%	4.13%
First Financial Holdings and First Southeast Investors	5.63%	5.25%
Insurance companies	4.50%	4.13%

5. Contributions continued

These estimates represent the multiplication of the average return on beginning equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

Contributions receivable at December 31, 2001 and 2000 represent the employer's matching and profit sharing contributions for the fourth quarter.

6. Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:

	December 31,	
	2001	2000
Net assets available for benefits per the financial statements	$ 43,587,939	$ 37,589,664
Amounts allocated to withdrawing participants	(201,785)	(216,330)
Net assets available for benefits per the Form 5500	$ 43,386,154	$ 37,373,334

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31,	
	2001	2000
Benefits paid to participants per the financial statements	$ 2,310,679	$ 1,830,680
Add: Amounts allocated to withdrawing participants at year end	201,785	216,330
Less: Amounts allocated to withdrawing participants at beginning of year	(216,330)	(447,029)
Benefits paid to participants per Form 5500	$ 2,296,134	$ 1,599,981

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

7. **Related Party Transactions**

The Trustees select the investment options available to the participants. Officers of the Company initiate transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers.

Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 2001 and 2000 were $44,361 and $32,355, respectively.

8. **Tax Status**

The Trustees of the Plan adopted an amended and restated Plan as of July 1, 2001. The Plan has received a determination letter dated February 28, 2002 from the Internal Revenue Service stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "IRC"), and is therefore not subject to tax if the Plan continues to operate in conformity with the IRC.

The continued qualification of the Plan is dependent on its effect in operations. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that related trust was tax exempt as of the financial statement date.

9. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule I
Assets Held for Investment Purposes
December 31, 2001

Identity or Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Cash on deposit with:		
First Federal or Peoples Federal (1)	Interest-bearing deposits	$ 163,011
Mutual Funds:		
Fidelity Asset Manager Fund	342,887 Units	5,314,746
Fidelity Aggressive Growth Fund	48,316 Units	918,965
Fidelity Intermediate Bond Fund	85,706 Units	884,486
Fidelity Value Fund	87,933 Units	4,529,416
Fidelity Freedom Income	5,145 Units	56,234
Fidelity Freedom 2000	2,916 Units	33,597
Fidelity Freedom 2010	36,198 Units	456,457
Fidelity Freedom 2020	50,513 Units	635,451
Fidelity Freedom 2030	80,310 Units	1,008,687
Fidelity Freedom 2040	2,730 Units	20,174
Spartan U.S. Equity Index Fund	53,083 Units	2,157,283
		16,015,496
Certificates of deposit:		
First Federal or Peoples Federal (1)		3,289,626
Common stock:		
First Financial Holdings, Inc. (1)	947,227 shares	22,894,495
Total investments on balance sheet		42,362,628
Loans due from participants:		
Bearing various interest rates and maturities		460,703
Total assets held for investment purposes		$ 42,823,331

(1) Parties-in-interest to the Plan.

See accompanying report of independent auditors.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule II
Reportable Transactions
Year Ended December 31, 2001

Identity of Party Involved	Description of Assets	Purchases	Sales		Net Gain (Loss)
			Proceeds	Cost	
First Federal or					
Peoples Federal (1)	Certificates of deposit (2)	$ 2,422,421	$ 1,742,421	$ 1,742,421	-
First Financial Holdings (1)	Common Stock (3)	$ 1,221,449	$ 1,356,840	$ 829,444	$527,396

(1) Parties-in-interest to the Plan

(2) Certificates of deposit transactions include rollovers. Earned interest is included in the cost basis.

(3) Sales of stock include the fair value of stock distributions.

See accompanying report of independent auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 26, 2002   By: /s/ Susan Baham
                                           Susan Baham
                                           Member of The First Financial Holdings, Inc.
                                           Sharing Thrift Plan Trustees

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants

409 King Street, First Floor
Charleston, SC 29403
Tel. (843) 577-0414
Fax (843) 577-0428

CONSENT OF INDEPENDENT AUDITORS

The Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We consent to the incorporation by reference in the Registration Statement listed below of our report on the financial statements of the First Financial Holdings, Inc. Sharing Thrift Plan included in the Annual Report on Form 11-K of First Financial Holdings, Inc. for the year ended December 31, 2001.

Registration Statement No. 33-22837 on Form S-8, dated June 27, 1988, as amended

/s/ MCLAIN, MOISE & ASSOCIATES, PC

Charleston, South Carolina

June 25, 2002